EXHIBIT 17.1
November 16, 2010
BioClinica, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940
Gentlemen:
     Effective immediately, please accept my resignation as a member of the Board of Directors of BioClinica, Inc. (the “Company”) and the Audit Committee of the Board of Directors. My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.
Very truly yours,
David Stack